Received SEC

FEB 2 4 2012

Washington, DC 20549

12025089

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

No Act
PE 12/30/11

February 24, 2012

David S. Maltz
Duke Energy Corporation
david.maltz@duke-energy.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-24-12

Re: Duke Energy Corporation
Incoming letter dated December 30, 2011

Dear Mr. Maltz:

This is in response to your letters dated December 30, 2011 and February 1, 2012 concerning the shareholder proposal submitted to Duke Energy by Shelton Ehrlich. We also have received a letter from the proponent dated January 20, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Shelton Ehrlich

*** FISMA & OMB Memorandum M-07-16 ***

February 24, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Duke Energy Corporation
Incoming letter dated December 30, 2011

The proposal requests that the board prepare a report disclosing Duke Energy's global warming-related lobbying activities.

There appears to be some basis for your view that Duke Energy may exclude the proposal under rule 14a-8(i)(7), as relating to Duke Energy's ordinary business operations. In our view, the proposal and supporting statement, when read together, focus primarily on Duke Energy's specific lobbying activities that relate to the operation of Duke Energy's business and not on Duke Energy's general political activities. Accordingly, we will not recommend enforcement action to the Commission if Duke Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Duke Energy relies.

Sincerely,

Louis Rambo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Duke Energy.

David S. Maltz
Vice President, Legal and
Assistant Corporate Secretary

Duke Energy Corporation
550 S. Tryon Street
Charlotte, NC 28202

Mailing Address:
DEC45A / P.O. Box 1321
Charlotte, NC 28201

704-382-3477 phone
980-373-5201 fax
david.maltz@duke-energy.com

February 1, 2012

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Omission of Shareholder Proposal of Mr. Shelton Ehrlich

Dear Sir or Madam:

In a letter dated December 30, 2011 (the "No-Action Request Letter"), Duke Energy Corporation (the "Company") requested that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission not recommend any enforcement action if the Company omitted a proposal (the "Proposal") submitted by Mr. Shelton Ehrlich (the "Proponent") from its proxy solicitation materials ("Proxy Materials") for its 2012 Annual Meeting of Shareholders. In response to the Company's No-Action Request Letter, the Proponent submitted a letter dated January 20, 2012 in which the Proponent requests that the Staff deny the Company's No-Action Request Letter.

In his response letter, the Proponent asserts that the Company should be precluded from seeking to exclude the Proposal because the Company previously included similar proposals in its Proxy Materials for the 2010 and 2011 Annual Meeting of Shareholders. Though it is true that the Company presented to shareholders similar proposals in 2010 and 2011, the Company did not seek to exclude the Proposal from its Proxy Materials in those years. The Company's decision to voluntarily include the proposal in its Proxy Materials in prior years is irrelevant to the Company's current No-Action Request Letter. Nothing in Rule 14a-8 precludes exclusion of a proposal based on the fact that a company has previously submitted the proposal to shareholders. Furthermore, the Staff has permitted the exclusion of proposals in similar situations in the past. In *Ford Motor Company* (avail. Feb. 6, 2004), the shareholder proponent argued that Ford's no action request should be denied because the company presented to its shareholders a substantially similar proposal in the two prior years. The Staff, however, concurred with Ford's position that the proposal could be excluded based on the substantive Rule 14a-8 arguments presented; thus, rejecting the proponent's contention that submitting a proposal to shareholders in a prior year is a basis to deny a no action request. *See also Ford Motor Company* (avail. Feb. 23, 2005).

The Proponent also argues in his letter that the Proposal does not relate to ordinary business operations and thus is not excludable under Rule 14a-8(i)(7). In support of this assertion, the Proponent cites the *JPMorgan Chase & Co.* (avail. March 7, 2008) and *Wal-Mart Stores, Inc.* (avail. March 29, 2010) no action letters. These no action letters, however, are distinguishable as the proposals in both of these matters seek a report on the "process for identifying and prioritizing legislative and regulatory public policy advocacy activities" which is a much broader request than the one sought in the Proposal which seeks a report on the lobbying activities related to the specific issue of global warming. As stated in the Company's No-Action Request Letter, there is considerable Staff precedent establishing that proposals seeking reports on lobbying activities on a specific issue which is integrally tied to a company's ordinary business activities are excludable under Rule 14a-8(i)(7). *See Bristol Myers Squibb* (avail. Feb. 17, 2009); *Microsoft Corp.* (avail. Sept. 29, 2006); *General Motors* (avail. Mar. 17, 1993).

Based on the foregoing, the Company again respectfully requests that the Staff advise that it will not recommend any enforcement action if the Company excludes the Proposal from its Proxy Materials for the 2012 Annual Meeting of Shareholders. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a response. In such case, or if you have any questions or desire any further information, please contact the undersigned at (704) 382-3477.

Very truly yours,

David S. Maltz

CC: Marc E. Manly, Group Executive, Chief Legal Officer and Corporate Secretary
Shelton Ehrlich

Shelton Ehrlich

*** FISMA & OMB Memorandum M-07-16 ***

RECEIVED
2012 JAN 24 AM 9:46
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 20, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Duke Energy Shareowner Proposal of Mr. Shelton Ehrlich
Exchange Act of 1934-Rule 14a-8

Dear Sir or Madam,

I am writing in response to the correspondence of Mr. David S. Maltz of the Duke Energy Corporation on December 30, 2011.

Mr. Maltz requests that your agency take no action if Duke Energy omits my Shareholder Proposal from its 2012 proxy materials.

Mr. Maltz first asserts that my Proposal relates to ordinary business operations.

I respectfully disagree.

The Proposal was discussed at the 2010 and 2011 annual meetings. Since Duke Energy has previously consented to discuss the subject openly with shareholders, Duke Energy should not now be allowed to silence discussion of a topic of interest to a large number of shareholders.

The Proposal is substantially similar to that of JPMorgan Chase & Co. (March 7, 2008) and Wal-Mart Stores, Inc (March 29, 2010) in which the Staff ruled that the companies could not exclude a proposal requesting a report on the company's lobbying priorities.

Mr. Maltz asserts my proposal last year received less than 6 percent of the vote.

I respectfully disagree.

According to Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"), only votes for and votes against a proposal are included in the calculation of the shareowner vote for the previous proposals. Abstentions and broker non-votes are not included. *See* SLB 14.

According to the Company's Form 8-K filed on May 2, 2011, there were 43,192,794 votes cast in favor of, and 624,521,525 votes cast against the 2011 Proposal.

See Exhibit A. Calculating the votes in accordance with the SLB 14 guidelines, 6.9 percent of the votes cast were in favor of the 2011 Proposal.

I respectfully request that my Proposal be permitted to proceed.

Sincerely yours,

Shelton Ehrlich

cc: Mr. David S. Maltz
Duke Energy Corporation

Enclosure

Exhibit A

Duke Energy CORP (DUK)

8-K
Current report filing
Filed on 05/10/2011
Filed Period 05/05/2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **May 5, 2011**

DUKE ENERGY CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	**001-32853**	**20-2777218**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

526 South Church Street, Charlotte, North Carolina 28202
(Address of Principal Executive Offices, including Zip code)

(704) 594-6200
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240. 13e-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders.

(a) Duke Energy Corporation ("Duke Energy" or the "Corporation") held its Annual Meeting of Shareholders (the "Annual Meeting") on May 5, 2011.

(b) At the Annual Meeting, shareholders elected all 11 of the directors nominated by the Board of Directors and ratified the appointment of Deloitte & Touche LLP as the Corporation's independent public accountant for 2011. Each director received a greater number of votes cast "for" his or her election than votes cast "against" his or her election as reflected below. The shareholders approved, by a non-binding, advisory vote, the executive compensation of the Corporation's named executive officers, and also recommended, by a non-binding, advisory vote, an annual advisory vote regarding executive compensation. Three shareholder proposals presented at the meeting were not approved. For more information on the proposals, see Duke Energy's proxy statement dated March 17, 2011. Set forth below are the final voting results for each of the proposals.

- **Election of Director Nominees**

Director	Votes For	Votes Withheld	Abstentions	Broker Non-Votes
William Barnet, III	738,133,126	13,782,742	—	369,444,567
G. Alex Bernhardt, Sr.	735,268,103	16,647,765	—	369,444,567
Michael G. Browning	734,876,323	17,039,545	—	369,444,567
Daniel R. DiMicco	737,694,584	14,221,284	—	369,444,567
John H. Forsgren	737,984,561	13,931,307	—	369,444,567
Ann Maynard Gray	734,291,683	17,624,185	—	369,444,567
James H. Hance, Jr.	682,518,180	69,397,688	—	369,444,567
E. James Reinsch	738,263,712	13,652,156	—	369,444,567
James T. Rhodes	738,887,114	13,028,754	—	369,444,567
James E. Rogers	716,667,477	35,248,391	—	369,444,567
Philip R. Sharp	737,793,426	14,122,442	—	369,444,567

- **Proposal to ratify the appointment of Deloitte & Touche LLP as independent public accountant for 2011**

Votes For	Votes Against	Abstentions	Broker Non-Votes
1,100,580,811	15,620,342	5,159,282	0

- **Advisory Vote on Executive Compensation**

Votes For	Votes Against	Abstentions	Broker Non-Votes
703,560,496	41,269,522	7,085,850	369,444,567

- **Advisory Vote on the Frequency of an Advisory Vote on Executive Compensation**

1 Year	2 Years	3 Years	Abstentions
565,290,555	12,068,885	166,969,889	7,586,539

- **Shareholder proposal relating to preparation of a report on Duke Energy's global warming-related lobbying activities**

Votes For	Votes Against	Abstentions	Broker Non-Votes
43,192,794	624,521,525	84,201,549	369,444,567

- **Shareholder proposal regarding the issuance of a report on the financial risks of continued reliance on coal**

Votes For	Votes Against	Abstentions	Broker Non-Votes
56,567,429	610,053,517	85,294,922	369,444,567

- **Shareholder Proposal regarding an amendment to our organizational documents to require majority voting for the election of directors**

Votes For	Votes Against	Abstentions	Broker Non-Votes
277,977,161	458,027,575	15,911,132	369,444,567

(c) Not applicable.

(d) Based upon the results set forth above for the advisory vote on the frequency of future advisory votes on executive compensation, the Board of Directors has determined that future advisory votes on executive compensation will be submitted to shareholders on an annual basis.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DUKE ENERGY CORPORATION

Date: May 10, 2011	By:	/s/ Marc E. Manly
	Name:	Marc E. Manly
	Title:	Group Executive, Chief Legal Officer and Corporate Secretary

Duke Energy.

David S. Maltz
Vice President, Legal and
Assistant Corporate Secretary

Duke Energy Corporation
550 S. Tryon Street
Charlotte, NC 28202

Mailing Address:
DEC45A / P.O. Box 1321
Charlotte, NC 28201

704-382-3477 phone
980-373-5201 fax
david.maltz@duke-energy.com

December 30, 2011

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Omission of Shareholder Proposal of Mr. Shelton Ehrlich

Dear Sir or Madam:

Pursuant to Rule 14a-8(j)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Duke Energy Corporation (the "Company") requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission will not recommend any enforcement action if the Company omits from its proxy solicitation materials ("Proxy Materials") for its 2012 Annual Meeting of Shareholders (the "2012 Annual Meeting") a proposal (the "Proposal") submitted by Mr. Shelton Ehrlich (the "Proponent"). A copy of this proposal is attached as Exhibit A.

This letter provides an explanation of why the Company believes that it may exclude the Proposal and includes the attachments required by Exchange Act Rule 14a-8(j). A copy of this letter and its attachments are also being sent on this date to the Proponent in accordance with that Rule, informing him of the Company's intention to omit the Proposal from the 2012 Proxy Materials. This letter is being submitted not less than 80 days before the filing of the Company's 2012 Proxy Materials which the Company intends to file on or around March 22, 2012.

The Proposal requests that the "Board of Directors prepare a report disclosing the Company's global warming-related lobbying activities."

The Company believes that the Proposal may be properly omitted from its Proxy Materials for the 2012 Annual Meeting pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(12). The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with lobbying activities directly relating to the ordinary business of the Company rather than on the Company's general political activities. References in this letter to Rule 14a-8(i)(7) shall also include its predecessor, Rule 14a-8(c)(7). Further, the Proposal may be excluded pursuant to Rule 14a-8(i)(12)(ii) because the Proposal has been submitted by the Proponent twice in the preceding 5 calendar years and received less than 6% of the vote on its last submission to shareholders at the Company's 2011 Annual Meeting of Shareholders.

DISCUSSION

1. The Company may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a shareholder proposal that deals with a matter relating to the ordinary business of a company. The core basis for exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended shareholder proposal rules, the Commission stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 34-40018* (May 21, 1998) ("*1998 Release*").

Under Commission and Staff precedent, a shareholder proposal is considered "ordinary business" when it relates to matters that are so fundamental to management's ability to run a company on a day-to-day basis that, as a practical matter, they are not appropriate for shareholder oversight. *See 1998 Release*. The Staff has also given guidance as to when a proposal requesting the preparation of a report is excludable under 14a-8(i)(7), stating that a proposal requesting a report may be excludable "if the subject matter of the special report . . . involves a matter of ordinary business." *See Exchange Act Release No. 34-20091* (Aug. 16, 1982); *PepsiCo* (avail. Mar. 3, 2011).

The Staff has concurred on numerous occasions that a proposal may be excluded under Rule 14a-8(i)(7) if it concerns political activity relevant to a specific issue applicable to the Company's ordinary business. In *Bristol Myers Squibb Co.* (avail. Feb. 17, 2009), the Staff agreed that a proposal requesting a report on the company's lobbying activities and expenses relating to the Medicare Part D Prescription Drug Program could be excluded as such lobbying activities pertained to the ordinary business of the company. Similarly, the Staff agreed that a proposal seeking an evaluation of the impact on the company of government regulation of the Internet could be excluded as it directly related to Microsoft's ordinary business. *Microsoft Corp.* (avail. Sept. 29, 2006). *See also General Motors* (avail. Mar. 17, 1993), (concurring that a proposal directing the company to cease all lobbying efforts to oppose legislation that would increase fuel economy standards was excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations).

The Proposal seeks to have the Company report on the details of the Company's global warming-related lobbying activities. The Company believes it is necessary to play an active part in the political process, in particular for those legislative matters and policy debates that will have a direct impact on the business of the Company. A great deal of time and analysis is spent by the board of directors and management determining which legislative initiatives are most important to the future of the Company and exactly how the Company should interact with the government and other regulatory bodies. These decisions are best left to management and the board of directors, rather than shareholders, as management and the board of directors are more aware of the total impact that such legislation may have upon the Company. The global warming-related initiatives discussed in the Proposal are lobbied upon by the Company because they relate to the most basic aspects of the Company's ordinary business operations such as the means by which the Company generates power for its customers. Accordingly, the decision as to whether the Company should be lobbying on these initiatives is properly left to the Company and its Board of Directors rather than its shareholders.

2. The Company may omit the Proposal pursuant to Rule 14a-8(i)(12)(ii) because the Proposal was included in the Company's Proxy Materials for the previous two years but received less than 6% of the vote on its last submission to shareholders.

Rule 14a-8(i)(12)(ii) permits the exclusion of a proposal that is the same or substantially the same as another proposal that has been included in the company's proxy materials twice within the previous 5 calendar years if the proposal received less than 6% of the vote on its last submission to shareholders. Proponent has submitted the same proposal to the Company for both the 2010 and 2011 Annual Meetings of Shareholders and the proposal has been submitted to shareholders on both occasions. According to the final report of the Company's proxy tabulator, BSG Broadridge Tabulation Services, a copy of which is attached hereto as Exhibit B, which was memorialized in the final results reported by the Company it its Form 8-K dated May 5, 2011, the Proposal received 5.7% of the vote on its last submission to shareholders at the 2011 Annual Meeting of Shareholders. Accordingly, the Proponent has not obtained the necessary support from the Company's shareholders to resubmit the Proposal.

CONCLUSION

Based on the foregoing, the Company respectfully requests that the Staff advise that it will not recommend any enforcement action if the Company excludes the Proposal from its Proxy Materials for the 2012 Annual Meeting. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a response. In such case, or if you have any questions or desire any further information, please contact the undersigned at (704) 382-3477.

Very truly yours,

David S. Maltz

CC: Marc E. Manly, Group Executive, Chief Legal Officer and Corporate Secretary
Shelton Ehrlich

EXHIBIT A
See attached.

Mr. Shelton Ehrlich

*** FISMA & OMB Memorandum M-07-16 ***

RECEIVED

NOV 2 1 2011

MARC E. MANLY
CHIEF LEGAL OFFICER

November 15, 2011

Mr. Marc E. Manly
Group Executive, Chief Legal Officer and Corporate Secretary
Duke Energy Corporation
PO Box 1006
Charlotte, NC 28201-1006

Fax: 704-382-7705

Dear Mr. Manly,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in Duke Energy Corporation's (the "company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

I, Shelton Ehrlich, am the beneficial owner of over 1,000 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. I intend to hold the shares through the date of the Company's next annual meeting of shareholders. Proof of ownership is attached.

My designated representative on this matter is Dr. Thomas J. Borelli, Director of the Free Enterprise Project, a program of the National Center for Public Policy Research. Dr. Borelli's home address is *** FISMA & OMB Memorandum M-07-16 *** Dr. Borelli will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact me at 650-322-7472. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Ehrlich, *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Shelton Ehrlich

Shelton Ehrlich

Attachments: 1 - Shareholder Proposal – Lobbying Report
2 - Stock Proof of Ownership

Lobbying Report

Resolved: The shareholders request the Board of Directors prepare a report disclosing the Company's global warming-related lobbying activities. The report, prepared at a reasonable cost and omitting proprietary information, should be published by November 2012. The report should:

1. Disclose the business associations, coalitions and non-profit organizations the company uses to advance its legislative goals relative to global warming.

2. Disclose the policies and procedures that oversee the company's membership in business associations and coalitions and its interaction with non-profit organizations, including financial support, relative to global warming.

3. Describe the benefit to shareholders from the Company's lobbying activities related to global warming.

Supporting Statement

As long-term shareholders of Duke Energy, we support transparency and accountability regarding the company's public policy activities.

Disclosure surrounding the company's lobbying activities is in the best interest of the company and its shareholders. Absent a system of accountability, company assets could be used in support of public policy objectives that are not in the Company's long-term interest.

According to the Charlotte Observer (10/9/09), "Duke Energy has spent more than $10 million to lobby Congress since 2008 as electric utilities ratchet up spending to help shape new laws on climate change and other issues."

CEO Jim Rogers has engaged in a high-profile lobbying effort to promote global warming-related cap-and-trade legislation by testifying in Congress, conducting media interviews, speaking at policy forums and appearing in a TV advertising campaign.

Duke Energy's global warming policy has interfered with the Company's relationship with trade associations. The Company ended its membership in the National Association of Manufacturers and the American Coalition for Clean Coal Electricity in part over policy differences on global warming.

Rogers' campaign for cap-and-trade collapsed in 2010 when the Senate failed to pass the legislation and Republican control of the U.S. House of Representatives in January 2011 greatly reduces the likelihood that cap-and-trade legislation will be adopted.

The White House attempt to regulate greenhouse gases by the Environmental Protection Agency (EPA) is uncertain because in 2011 the House passed the Energy Tax Prevention Act to prevent the agency's action.

In the wake of the failure of cap-and-trade to become law, Rogers appears to be aligning Duke Energy's political fortunes with the Democrat Party. Rogers is serving as a co-chair of the host committee for the 2012 Democratic National Convention and Duke Energy has offered a $10 million line of credit for the convention as well as providing office space for political operatives as an in-kind contribution. The line of credit guarantee puts shareholders at risk.

Disclosure of the Company's global warming-related activities will provide the transparency shareholders need to evaluate these public policy activities.

EXHIBIT B
See attached.

Broadridge
51 Mercedes Way
Edgewood, NY., 11717

Broadridge

DUKE ENERGY CORPORATION

ANNUAL MEETING: 05/05/2011

AS REQUESTED, WE HAVE TABULATED THE VOTES CAST FOR THE ABOVE MEETING. THE RESULTS OF THIS TABULATION ARE AS FOLLOWS:

Voting Results as of: 05/09/2011

Voting Power:	Total:
TOTAL OUTSTANDING:	1,331,086,471
TOTAL SHARES VOTED:	1,121,360,435
% OF VOTED:	84.24%


Profile of Shares Voted
Registered 2.09%
Banks 46.57%
Brokers 51.34%

IN ACCORDANCE WITH OUR CUSTOMARY PROCEDURES, WE HAVE EXAMINED THE PROXIES RECEIVED, BUT DO NOT GUARANTEE THE GENUINENESS OF THE SIGNATURES THEREOF, OR ASSUME ANY RESPONSIBILITY FOR THE LEGALITY OF ANY PROXY.

SINCERELY,

SHERRI MCLOUGHLIN
MANAGER
VOTING SERVICES

MC2828-001-20110509-222649-0001

Broadridge
51 Mercedes Way
Edgewood, NY., 11717

Broadridge

PROPOSAL #001 ELECTION OF DIRECTORS

***	FOR	AGAINST	WITHHELD	BROKER NON-VOTES
BENEFICIAL	723,924,602	0	5,500,274	369,444,567
REGISTERED	21,572,901	0	918,091	
TOTAL SHARES VOTED	745,497,503	0	6,418,365	
% OF VOTED	99.14%		0.85%	
% OF OUTSTANDING	56.00%		0.48%	

PROPOSAL #001 ELECTION OF DIRECTORS INCLUDING DIRECTOR EXCEPTIONS

***	FOR	% VOTED FOR	WITHHELD	% VOTED WITHHELD
WILLIAM BARNET, III	738,133,126	98.17%	13,782,742	1.83%
G. ALEX BERNHARDT, SR.	735,268,103	97.79%	16,647,765	2.21%
MICHAEL G. BROWNING	734,876,323	97.73%	17,039,545	2.27%
DANIEL R. DIMICCO	737,694,584	98.11%	14,221,284	1.89%
JOHN H. FORSGREN	737,984,561	98.15%	13,931,307	1.85%
ANN MAYNARD GRAY	734,291,683	97.66%	17,624,185	2.34%
JAMES H. HANCE, JR.	682,518,180	90.77%	69,397,688	9.23%
E. JAMES REINSCH	738,263,712	98.18%	13,652,156	1.82%
JAMES T. RHODES	738,887,114	98.27%	13,028,754	1.73%
JAMES E. ROGERS	716,667,477	95.31%	35,248,391	4.69%
PHILIP R. SHARP	737,793,426	98.12%	14,122,442	1.88%
TOTAL ALL DIRECTORS	8,032,378,289		238,696,259	
DIRECTOR AVERAGE	730,216,208		21,699,659	
% VOTED OF AVERAGE	97.11%		2.89%	

PROPOSAL #002 RATIFY DELOITTE & TOUCHE LLP AS INDEPENDENT PUBLIC ACCOUNTANTS

***	FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
BENEFICIAL	1,078,885,368	15,082,354	4,901,721	
REGISTERED	21,695,443	537,988	257,561	
TOTAL SHARES VOTED	1,100,580,811	15,620,342	5,159,282	
% OF VOTED	98.14%	1.39%	0.46%	
% OF OUTSTANDING	82.68%	1.17%	0.38%	

PROPOSAL #003 ADVISORY VOTE ON EXECUTIVE COMPENSATION

***	FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
BENEFICIAL	684,485,421	38,533,516	6,405,939	369,444,567
REGISTERED	19,075,075	2,736,006	679,911	
TOTAL SHARES VOTED	703,560,496	41,269,522	7,085,850	
% OF VOTED	93.58%	5.48%	0.94%	
% OF OUTSTANDING	52.85%	3.10%	0.53%	

MC2628-001-20110508-222649-0001

Broadridge
51 Mercedes Way
Edgewood, NY., 11717

Broadridge™

PROPOSAL #004 ADVISORY VOTE ON FREQUENCY OF ADVISORY VOTE ON EXECUTIVE COMP.

***	1 YEAR	2 YEARS	3 YEARS	ABSTAIN
BENEFICIAL	545,403,135	11,311,690	165,696,585	7,013,466
REGISTERED	19,887,420	757,195	1,273,304	573,073
TOTAL SHARES VOTED	565,290,555	12,068,885	166,969,889	7,586,539
% OF VOTED	75.18%	1.60%	22.20%	1.00%
% OF OUTSTANDING	42.46%	0.90%	12.54%	0.56%

PROPOSAL #005 PROP. ON PREP. OF REPORT ON GLOBAL WARMING-RELATED ACTIVITIES

***	FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
BENEFICIAL	40,475,769	605,503,375	83,445,732	369,444,567
REGISTERED	2,717,025	19,018,150	755,817	
TOTAL SHARES VOTED	43,192,794	624,521,525	84,201,549	
% OF VOTED	5.74%	83.05%	11.19%	
% OF OUTSTANDING	3.24%	46.91%	6.32%	

PROPOSAL #006 PROP. ON ISS. OF REPORT ON FINANCIAL RISKS OF CONTINUED RELIANCE

***	FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
BENEFICIAL	54,083,966	590,805,368	84,535,542	369,444,567
REGISTERED	2,483,463	19,248,149	759,380	
TOTAL SHARES VOTED	56,567,429	610,053,517	85,294,922	
% OF VOTED	7.52%	81.13%	11.34%	
% OF OUTSTANDING	4.24%	45.83%	6.40%	

PROPOSAL #007 PROP. REGARDING AMENDMENT TO OUR ORGANIZATIONAL DOCUMENTS

***	FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
BENEFICIAL	273,397,057	440,887,341	15,140,478	369,444,567
REGISTERED	4,580,104	17,140,234	770,654	
TOTAL SHARES VOTED	277,977,161	458,027,575	15,911,132	
% OF VOTED	36.96%	60.91%	2.11%	
% OF OUTSTANDING	20.88%	34.41%	1.19%	